FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of January 2003

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No   X
                                  -----           -----

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis


Analysis of Mortgage Trust Movements
                                ------------------------------------------------
                                                   Current Period
                                ------------------------------------------------
                                            Number                 (pound)000's
                                ------------------------------------------------
Brought Forward                                  367,871             24,273,385
Replenishment                                     11,592                909,352
Repurchased                                       (9,187)              (649,880)
Redemptions                                       (6,974)              (680,321)
Losses                                               (13)                   (14)
Other Movements                                        0                      0
                                ------------------------------------------------
Carried Forward                                  363,289             23,852,522
                                ================================================



                                ------------------------------------------------
                                                  Cumulative
                                ------------------------------------------------
                                         Number                 (pound)000's
                                ------------------------------------------------
Brought Forward                                  115,191              6,399,214
Replenishment                                    463,087             32,557,789
Repurchased                                      (99,893)            (6,917,818)
Redemptions                                     (114,935)            (8,186,244)
Losses                                              (161)                  (419)
Other Movements                                        0                      0
                                ------------------------------------------------
Carried Forward                                  363,289             23,852,522
                                ================================================

                                Period CPR              Annualised CPR
                                ------------------------------------------------
  1 Month                                          5.58%                 89.45%  **( including
                                ------------------------------------------------
  3 Month                                         14.39%                 77.90%    redemptions and
                                ------------------------------------------------
12 Month                                          43.28%                 43.28%    repurchases )
                                ------------------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                -------------------------
Weighted Average Seasoning                         32.64 months
                                -------------------------
Weighted Average Loan size              (pound)65,657.15
                                -------------------------
Weighted Average LTV                               78.14% *** (see below)
                                -------------------------
Weighted Average Remaining Term                    19.34 Years
                                -------------------------

                                ------------------------------------------------
Product Type Analysis              (pound)000's                    %
                                ------------------------------------------------
Variable Rate                                 12,055,065                 50.54%
Fixed Rate                                     6,258,901                 26.24%
Tracker Rate                                   5,538,556                 23.22%
                                ------------------------------------------------
                                              23,852,522                100.00%
                                ================================================

As at 9th December 2002 approximately 5% of the loans were flexible loans

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated




Mortgage Standard Variable Rate
                                      Effective Date              Rate
                                      --------------              ----
                                    01 November 2002             5.94%
                                    01 December 2001             6.10%


Geographic Analysis
---------------------------------------------------------------------------
Region                     Number             (pound)000's             %
---------------------------------------------------------------------------
East Anglia                 14,247              840,358             3.52%
East Midlands               19,679            1,083,175             4.54%
Greater London              64,826            5,463,471            22.91%
North                       16,314              780,177             3.27%
North West                  43,650            2,229,968             9.35%
South East                  99,257            7,725,836            32.39%
South West                  28,999            1,852,671             7.77%
Wales                       18,992              918,740             3.85%
West Midlands               24,960            1,390,663             5.83%
Yorkshire and Humberside    24,349            1,180,798             4.95%
Unknown                      8,016              386,665             1.62%
---------------------------------------------------------------------------
Total                      363,289           23,852,522           100.00%
-------------------------==================================================


Original LTV Bands

                         --------------------------------------------------
Range                       Number             (pound)000's             %
                         --------------------------------------------------
0.00 - 25.00                 6,342              259,419             1.09%
25.01 - 50.00               38,946            2,092,374             8.77%
50.01 - 75.00               93,538            6,573,036            27.56%
75.01 - 80.00               19,305            1,391,901             5.84%
80.01 - 85.00               24,918            1,857,288             7.79%
85.01 - 90.00               54,293            4,154,780            17.42%
90.01 - 95.00              125,947            7,523,724            31.54%
                         --------------------------------------------------
Total                      363,289           23,852,522           100.00%
                         ==================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated




Arrears
                          ---------------------------------------------------
Band                         Number        Principal     Overdue        %
                          ---------------------------------------------------
Current                    353,996        23,320,019      (1,338)     97.79%
1.00 - 1.99 months           6,269           359,287       2,868       1.51%
2.00 - 2.99 months           1,426            82,210       1,212       0.34%
3.00 - 3.99 months             655            36,984         794       0.16%
4.00 - 4.99 months             319            16,733         468       0.07%
5.00 - 5.99 months             208            10,699         348       0.04%
6.00 -11.99 months             351            18,557         896       0.08%
12 months and over              31             1,358         143       0.01%
Properties in Possession        34             1,191          93       0.00%
                          ---------------------------------------------------
Total                      363,289        23,847,038       5,484     100.00%
                          ===================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (09 December 2002)

                                     -----------------------------------------
                                      (pound)000's                      %
                                     -----------------------------------------
Funding Share                           13,694,271                  57.41325%
Seller Share                            10,158,013                  42.58675%
                                     -----------------------------------------
                                        23,852,522                 100.00000%
                                     =========================================

                                     -----------------------------------------
Minimum Seller Share                       953,881                      4.00%
                                     -----------------------------------------

Cash Accumulation Ledger
                                     -----------
                                     (pound)000's
                                     -----------
Brought Forward                        751,291
Additional Amounts Accumulated          59,709
Payment of Notes                             0
                                     ----------
Carried Forward                        811,000
                                     ===========

Liquidity Facilities         Drawn(pound)000's          Undrawn(pound)000's
--------------------
                             -------------------------------------------
Holmes Funding                            (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 1                        (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 2                        (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 3                        (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 4                        (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 5                        (pound)0        (pound)25,000
                             -------------------------------------------
Holmes Financing 6                        (pound)0        (pound)25,000
                             -------------------------------------------

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated




Excess Spread
                                         --------------------------
Quarter to 15/10/2002                                      0.5892%
                                         --------------------------
Quarter to 15/7/2002                                       0.5891%
                                         --------------------------
Quarter to 15/4/2002                                       0.5414%
                                         --------------------------
Quarter to 15/1/2002                                       0.5487%
                                         --------------------------


                                         ---------------------------------------------------------
Reserve Funds                                  First Reserve                  Second Reserve
-------------
                                         ---------------------------------------------------------
Balance as at 15/10/2002                     (pound)185,000,000.00           (pound)56,890,739.99
                                         ---------------------------------------------------------
Required Amount as at 15/10/2002             (pound)185,000,000.00           (pound)73,825,687.00
                                         ---------------------------------------------------------
Percentage of Notes                                          1.35%                          0.41%
                                         ---------------------------------------------------------

Properties in Possession

Stock
                                         ---------------------------------------------------------
                                                                 Current Period
                                         ---------------------------------------------------------
                                                            Number                   (pound)000's
                                         ---------------------------------------------------------
Brought Forward                                                 43                          1,685
                                         ---------------------------------------------------------
Repossessed in Period                                            9                            393
                                         ---------------------------------------------------------
Sold in Period                                                 (18)                          (794)
                                         ---------------------------------------------------------
Carried Forward                                                 34                          1,284
                                         =========================================================

                                         ---------------------------------------------------------
                                                                   Cumulative
                                         ---------------------------------------------------------
                                                            Number                   (pound)000's
                                         ---------------------------------------------------------
Repossessed to date                                            223                         10,383
Sold to date                                                  (189)                        (9,099)
                                         ---------------------------------------------------------
Carried Forward                                                 34                          1,284
                                         =========================================================

Repossession Sales Information
                                         --------------------------
Average time Possession to Sale                                 80 Days
                                         --------------------------
Average arrears at time of Sale                       (pound)3,109
                                         --------------------------

MIG Claim Status
                                         ---------------------------------------------------------
                                                             Number                   (pound)000's
                                         ---------------------------------------------------------
MIG Claims made                                                124                            903
                                         ---------------------------------------------------------
MIG Claims outstanding                                          23                            153
                                         ---------------------------------------------------------

                                         --------------------------
Average time claim to payment                                   32
                                         --------------------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated



Retired Class A Notes


--------------------------------------------------------------------------------------------------------------------
     Date Retired        Holmes 1         Holmes 2        Holmes 3         Holmes4         Holmes 5        Holmes 6
--------------------------------------------------------------------------------------------------------------------
             02Q3                                                                                                 0
                                -              703               -               -              352
             02Q4                                                                                                 0
                                -                -               -               -              352
--------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

--------------------------------------------------------------------------------------------------------------------
         Expected        Holmes 1         Holmes 2        Holmes 3         Holmes4         Holmes 5        Holmes 6
       Redemption
--------------------------------------------------------------------------------------------------------------------
             02Q4
                                -                -               -               -                -               -
             03Q1
                                -                -             750               -                -               -
             03Q2
                                -                -               -               -                -               -
             03Q3
                              600                -               -               -                -             481
             03Q4
                                -              176               -             191                -             481
             04Q1
                                -              176               -             191                -               -
             04Q2
                                -              176               -             191                -               -
             04Q3
                                -              176               -             191                -               -
             04Q4
                                -                -               -               -              698               -
             05Q1
                                -                -             750               -                -               -
             05Q2
                                -                -               -               -                -             801
             05Q3
                              650                -               -               -                -               -
             05Q4
                                -              125               -               -                -               -
             06Q1
                                -              125               -               -                -               -
             06Q2
                                -              125               -               -                -               -
             06Q3
                                -              125             500           1,340                -               -
             06Q4
                                -                -               -             350              875               -
             07Q1
                                -                -               -               -                -               -
             07Q2
                                -                -               -               -                -             634
             07Q3
                              575                -               -               -                -               -
             07Q4
                                -              300               -               -                -             770
             08Q1
                                -                -               -               -                -               -
             08Q2
                                -                -               -               -                -             500
             08Q3
                                -                -               -               -                -               -
             08Q4
                                -                -               -               -                -               -
             09Q1
                                -                -               -               -                -               -
             09Q2
                                -                -               -               -                -               -
             09Q3
                                -                -               -               -                -               -
             09Q4
                                -                -               -               -                -               -
             10Q1
                                -                -               -               -                -               -
             10Q2
                                -                -               -               -                -               -
             10Q3
                              250                -               -               -                -               -
             10Q4
                                -                -               -               -                -               -
--------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 2 plc

     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 08 November 2002 to 09 December 2002

     All values are in thousands of pounds sterling unless otherwise stated


                                [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 2) PLC


         Dated: 9 January 2003                          By /s/  Peter Lott
                                                        ----------------------
                                                        (Authorised Signatory)